

Mail Stop 7010

April 6, 2007

Mr. Kevin L. Foxx
SemGroup Energy Partners, G.P., L.L.C.
Two Warren Place
6120 South Yale Avenue, Suite 700
Tulsa, Oklahoma 74136

> **Re: SemGroup Energy Partners, L.P.**
> **Registration Statement on Form S-1**
> **Filed March 9, 2007**
> **File No. 333-141196**

Dear Mr. Foxx:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1 filed March 9, 2007</u>

<u>General</u>

1.   To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears in more than one place in the document, provide in your response letter page references to all responsive disclosures.

2.   Once you file all omitted exhibits and appendices, we may have additional
        comments. Ensure that you allow sufficient time for our review in each case.

3.   In the amended registration statement, fill in all blanks other than the information
        that Rule 430A permits you to omit. Also include updated disclosure and advise
        us regarding the status of your application to list on the Nasdaq Global Market. If
        the information you provide may change prior to effectiveness of the Form S-1,
        include brackets to indicate this.

4.   Provide for our review and comment any other graphics or other artwork you
        propose to include in the prospectus.

5.   In connection with the minimum quarterly distribution disclosure, we refer you to
        the Commission's policy on projection in Item 10(b) of Regulation S-K.

6.   Where appropriate, please discuss the business reasons for your separation from
        the parent company. Disclose the detriments as well as the benefits resulting from
        the separation.

7.   Please explain the reason for including a map depicting the operations of
        SemGroup, L.P. on the back cover page of the prospectus.

Cover Page

8.   Please revise the first bullet point to disclose that on a pro forma basis, as of the
        year ended December 31, 2006, you would not have been able to make
        distributions to all the units at the initial distribution rate.

9.   Briefly describe the components of the structuring fee.

Summary, page 1

10.   Please qualify the statement indicating that you "have minimal direct exposure to
        changes in crude oil prices." In this regard, we note you disclosure on page 67
        indicating that the production of crude oil, which may be affected by crude oil
        prices, may have an effect on the volumes you gather, transport, terminal and
        store and therefore may affect your revenues.

SemGroup Energy Partners, L.P., page 1

11.   Specify the date when you were formed.

Competitive Strengths, page 2

12. Please provide objective third-party support for the statement that the Cushing Exchange is "the largest crude oil marketing hub in the United States and the designated point of delivery specified in all NYMEX crude oil future contracts."

13. Please clarify the statement that you "have the financial flexibility to pursue expansion and acquisition opportunities." This statement appears inconsistent with your disclosure elsewhere regarding your policy to distribute all your available cash, which may have the effect of inhibiting your growth through expansions and acquisitions. Expand to discuss, consistent with your disclosure on pages 38 and 71, that you expect that you will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities to fund your acquisitions and expansion capital expenditures. Disclose that, to the extent you are unable to finance growth externally, your cash distribution policy will significantly impair your ability to grow.

Our Relationship with our Parent, page 3

14. Please provide third-party support for the statement that the Parent is "a leading provide of midstream energy services in the United States."

Summary of Risk Factors, page 4

Risks Related to Our Business, page 4

15. Expand the fifth bullet point to briefly describe the circumstances in which obligations under the Throughput Agreement may be reduced or suspended or cross-reference to a section discussing the circumstances in more detail.

Risks Inherent in an Investment in Us, page 5

16. Expand the fourth bullet point to briefly discuss how the general partner will determine cost reimbursements payable to the general partner or its affiliates.

17. Expand the sixth bullet point to briefly explain the statement that holders "cannot initially remove" the general partner without its consent.

Formation Transaction and Partnership Structure, page 6

18. Please describe the role of SemGroup Energy Partners Operating, L.L.C, which is referenced in the organizational table.

The Offering, page 9

19.   Please explain in an appropriate place the reasons for distributing $137.5 million in borrowed funds to your parent. In this regard, we note that the assets being contributed by your parent to you are valued at $105.9 million as of December 31, 2006, as noted on page 76. We may have further comment.

Limited Call Right, page 12

20.   Please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Risk Factors, page 17

21.   Please avoid mitigating statements. Describe the risk directly and plainly. For example, we note the clauses "there can be assurance," "we cannot control," "uncertainties beyond our control," and the statement "[t]here is an inherent risk of incurring significant environmental costs and liabilities."

22.   Please ensure that your subheadings discuss the risk as well as the facts giving rise to the risk. We note a few subheadings that describe facts about your company or operations without discussing the associated risk. For example:
- "We are exposed to the credit risk of our third-party customers in the ordinary course of our gathering";
- "We may incur significant cost and liabilities as a result of pipeline integrity management program testing and any necessary pipeline repair, or preventative or remedial measure"; and
- "We do not have any officers or employees and rely solely on officers of our general partner and employees of our Parent."

23.   We note that available cash for the purpose of making distributions to unitholders includes working capital borrowings. Please discuss the risks of making distributions from borrowed funds.

24.   As noted on page 39, the subordination period may be terminated automatically if you earn and pay at least $2.025 on each outstanding common unit, subordinate unit, and general partner unit for any four-quarter period. Please discuss the risks, if any, of the sudden termination of the subordination period and its effects on the unitholders.

We may issue additional units without your approval, which would dilute your ownership interests, page 30

25.   We note that you may issue additional partnership interests without the approval of unitholders. Please clarify whether the partnership agreement permits the authorization of securities, including securities senior in rank to the units, without unitholder approval. Please also discuss whether you will be subject to the various Nasdaq rules regarding securityholders' approval for certain issuances of securities.

We will treat each purchaser of units as having the same tax benefits…page 34

26.   Please disclose that you have been unable to obtain an opinion of counsel supporting the validity of your tax positions.

Our Cash Distribution Policy and Restrictions on Distributions, page 37

General, page 37

27.   We note on page 38 that you may not make a distribution to your unitholders if the distribution would cause your liabilities to exceed the fair value of your assets. We further note on your pro forma balance sheet as of December 31, 2006, that the book value of your liabilities exceeds the book value of your assets. Please disclose the amount that the fair value of assets exceeds liabilities, and describe how you determine the fair values.

Our Initial Distribution Rate, page 38

28.   We note that "[i]f the underwriters' over-allotment option is exercised in the transaction, and additional common units are issued, [y]our general partner will maintain its initial 2% interest and will not be required to make a capital contribution to [you]." Please confirm that this is the only event in which the issuance of additional securities will not result in reducing the general partner's 2% interest. We note that generally the general partner's initial 2% interest will be reduced if additional units are issued and the general partner does not make proportionate contributions to maintain its 2% interest.

29.   Include a detailed tabular presentation, based upon the historical information you have available, of your estimated cash available to pay distribution over each of the ensuing quarters during which you expect to pay.

30.   We note that statement that "SemCrude will retain gathering and transportation pipelines systems in Kansas and Oklahoma with a combined length of approximately 620 miles. SemCrude will also retain approximately 150 acres within the Cushing Exchange that will be available for expansion and currently is in the planning stage of constructing additional storage capacity." In light of this, please disclose whether your forecast regarding your ability to make distributions at the initial distribution rate incorporates the effect of your parent's retention of certain assets in areas where you will operate.

SemGroup Energy Partners, L.P. Unaudited Pro Forma Available Cash, page 41

31.   Please reconcile for us the capital expenditures subtracted from Pro Forma EBITDA of $5,922 for maintenance capital expenditures and $36,947 for expansion capital expenditures with the capital expenditures of SemGroup Energy Partners, L.P. Predecessor, as presented on page F-11.

32.   We note your discussion on page 104 of certain operating costs for which you will be obligated to reimburse the Parent that are in addition to the $5.0 million administrative annual fee under the Omnibus Agreement. Tell us where you have included these costs in your tables of estimated cash available for distribution as presented on pages 41 and 45.

33.   We note you have certain capital lease arrangements as of December 31, 2006. Please tell us how you have accounted for the cash payments under these arrangements in your tables of estimated cash available for distribution as presented on pages 41 and 45.

Revenues and Operations, page 46

Terminalling and Storage Services Revenues, page 46

34.   Please disclose the status of the storage capacity which was expected to be in operation by April 1, 2007.

Gathering and Transportation Services Revenues, page 47

35.   Please discuss the basis for believing that your parent will utilize your trucking services at volume capacities exceeding the minimum monthly volume requirements. We note that you have forecasted generating 21.9% of your revenues from trucking services based on rates for volume capacities exceeding the minimum monthly volume requirements.

36.   We note that some of your third-party contracts lapse in one year or less and that performance under the contracts may be reduced or suspended. Given this, please

discuss the basis for forecasting revenues from field services in the amount of $10.5 million. We note that your producer field services are provided to customers other than your parent and therefore are not subject to the Throughput Agreement's minimum volume requirements.

Capital Expenditures, page 49

37. Please expand your disclosure regarding maintenance capital expenditures estimated for the twelve months ending March 31, 2008 to explain why you expect this amount to decrease in comparison to the historical expenditures incurred during fiscal year 2006.

38. Please revise this section to include the disclosures regarding off-balance sheet arrangements and the contractual obligations table, as required by Regulation S-K, Item 303(A)(4) and (5).

39. We note that you anticipate incurring $0.5 million in expansion capital expenditures for the twelve months ending March 31, 2008. We note that for the year ended December 31, 2006, on a pro forma basis, you incurred a total of $36.9 million in expansion capital expenditures. This suggests that your rate of expansion during the year 2008 may be slower than the rate of expansion during the year 2006. Please discuss whether the slow down will impact your growth and your ability to make the distributions at the initial rate.

Provisions of Our Partnership Agreement Relating to Cash Distributions, page 51

Distribution of Available Cash, page 51

40. Please discuss how the general partner will determine the amounts to be set aside for cash reserves.

41. To the extent known, describe all material restrictions or limitations on the payment of distributions contained in the credit agreement you anticipate entering into or any other debt instrument.

Distributions of Available Cash from Operating Surplus after the Subordination Period, page 55

42. Please quantify, in percentage terms, the approximate amount of available cash the general partner may receive after the termination of the subordination period.

Distribution from Capital Surplus, page 59

43. We note that distributions from capital surplus will have the effect of reducing the minimum quarterly distribution rate. Provide tabular disclosure describing the

> progressive reduction in the minimum rate as a result of distributions from capital surplus.

44.   Disclose the events that may cause you to make distributions from capital surplus.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 70

45.   Please discuss in some detail the reasons for the significant increases in Net Cash used in investing activities and Net cash provided by financing activities from 2004 to 2006.

Our Liquidity and Capital Resources, page 71

46.   Please estimate the amount of borrowings under the credit facility that will be allocated to future capital expenditures.

Business, page 76

47.   Our letter to you dated December 28, 2006, stated that you should provide robust disclosure about the assets to be contributed to the Partnership pursuant to Item 102 of Regulation S-K, which should include the following:

- Description of what was contributed, including why contributory asset charges were not levied in the past,
- Capacity and utilization of the assets to be contributed during the historical periods presented in the financial statements, and
- Age when contributed and expected remaining life.

Please tell us where specifically in your filing we may find this disclosure, or include the disclosure, as appropriate.

Business Strategies, page 78

48.   Please expand to explain how your parent "may assume most or all of the direct commodity price exposure," thus allowing you to pursue acquisitions that otherwise would not be attractive to you.

Our Assets and Services, page 86

49.   Please provide objective third-party support for the statement that you believe that you "are the fourth largest operator within the Cushing Interchange with an estimated 15% of the total storage capacity."

Regulation, page 89

50.   Please disclose the percentage of your rates that are deemed "just and reasonable" or grandfathered under the Energy Policy Act.

Management, page 94

51.   Discuss in some detail the decisions the general partner may make and what actions it may take in its sole discretion.

52.   Please define the phrase "fair and reasonable."

53.   Disclose any measures that will be implemented to ensure that the executive officers devote as much time to the management of your business as necessary for the proper conduct of your business and affairs.

54.   Disclose how the general partner will determine the expenses that are allocable to you and for which your parent will be reimbursed.

Compensation Discussion and Analysis, page 97

55.   We refer you generally to Item 402 (a)(2) of Regulation S-K and Instruction 1 to Item 402(b) of Regulation S-K. The disclosure required by Item 402 is geared towards enhancing an investor's overall understanding of the compensation policies of the company. Throughout the discussion in this section, you reference generally the fact that compensation for fiscal 2007 will be based on the allocation of general and administrative expenses to the company as determined by SemGroup L.P. and subject to the terms of the Omnibus Agreement, yet you have omitted disclosure that clarifies how such allocation provisions will function. In this regard, we note your disclosure that a portion of the base salaries, discretionary awards, and equity-based awards of the named executive officers allocated to you will be based on your parent's methodology for allocating general and administrative expenses.

        Please disclose in greater detail your parent's methodology for allocating general and administrative expenses and how this will be used to determine the amount of expenditures allocable to you. For example, supplement your disclosure to reference, if known, the percentage range of allocable general and administrative expenditures relating to compensation of the named executive officers. If not currently known, indicate the factors SemGroup will consider in determining the percentage of compensation expense allocable to the company. Moreover, rather than generally referencing the Omnibus Agreement, revise to identify the material provisions of the Omnibus Agreement that establish the parameters, if any, that will be used to determine the manner of allocation of expenditures by the parent to the company.

56. We note that your estimated general and administrative expense consists of a $5.0 million annual administrative fee and $2.9 million of estimated incremental general and administrative expense that relates to operating as a publicly held limited partnership. Please clarify in your disclosure in this section whether the expenses allocated to you by your parent in connection with compensation of the named executive officers will be in addition to, or covered by, the fees reference above.

57. In light of the above comment, consider providing a hypothetical example of the amount of general and administrative expenditures allocable to the company to further clarify how compensation will be structured between the company and its parent.

Elements of Compensation, page 97

Base Salary, page 97

58. We refer you to Instruction 2 to Item 402(b) of Regulation S-K which notes that it may be necessary, in some situations, to discuss prior years in order to give context to disclosure provided. In this regard, you state that your parent's compensation committee is expected to set base salaries based in part on the historical salaries for services rendered to the parent or its affiliates. Please expand your disclosure to identify the range of historical salaries provided and, as noted above, the anticipated methodology your parent company will use in allocating the expenditures associated with such compensation in the future.

59. If your parent company has relied historically upon specified factors such as market data or performance targets or has used formulas in determining the amount of each element of compensation paid and if your parent anticipates considering such factors and/or formulas in setting compensation in the current fiscal year, please revise to disclose such factors. Please see Item 402(b)(1)(v) of Regulation S-K.

Long-Term Incentive Plan, page 98

Distribution Equivalent Rights, page 99

60.   Discuss how the grant of distribution equivalent rights will serve the purpose of aligning the economic interests of the grantees with those of the unitholders.

Underwriting, page 147

61.   Disclose whether the underwriters have any understandings, tacit or explicit, or any present intent to release the lock-ups early.

Exhibits

62.   We note that Nexen Marketing USA, Inc. accounted for 14% of the Predecessor's revenues for the year ended December 31, 2006. Please file any contracts you have with Nexen, and any other major customers.

Undertakings, page II-2

63.   Please provide the undertaking required by Industry Guide 5(20)(c).

Notes to Unaudited Pro Forma Financial Statements, page F-5

Note 1. Basis of Presentation and Other Transactions, page F-5

64.   Please tell us why you did not reflect the results of operations for Big Tex Crude Oil Company as if the acquisition had occurred on January 1, 2006, in your pro forma statement of operations for the year ended December 31, 2006.

Note 2. Pro Forma Adjustments and Assumptions, page F-5

65.   Related to adjustment (f), please disclose the adjustments made to division equity to arrive at adjusted division equity of $288.2 million.

66.   Related to adjustment (h), expand your disclosure to clearly state whether the $12,691 adjustment to third-party revenues for contracts to be retained by the Parent is incorporated into the adjustment discussed in note (i). In other words, tell us if the adjustment in note (i) includes the actual services provided on an intercompany basis plus the actual services included under these third party contracts to be retained by the Parent. If not, tell us why you believe such amount should not be included in note (i). If so, since the adjustment in note (i) is based on rates as if the Throughput Agreement had been in place, clarify to what extent

the amounts earned on these retained third-party contracts differ from amounts that would have been earned under the Throughput Agreement.

67.   Related to adjustment (j), please tell us how the adjustment of discretionary incentive compensation based on pro forma EBITDA complies with Rule 11-02(b)(6) of Regulation S-X. In this regard, tell us how the adjustment is "factually supportable" and "directly attributable".

Note 3. Pro Forma Net Income per Limited Partner Unit, page F-6

68.   We understand the 8,155,194 subordinated units are entitled to distributions after all common units have received the minimum distribution amount plus arrearages, if any, during the subordination period. We further note that when the subordination period ends, the subordinated units will convert to common units on a one-for-one basis. Based on these provisions, please expand your disclosures to discuss your policy of including the common units and subordinated units within your computation of basic net income per limited partner unit. Please cite the accounting literature you have relied upon in combining these units in your per unit calculation.

SemGroup Energy Partners, L.P. Predecessor

Balance Sheets, page F-8

69.   Please present separately on the face of your balance sheets or in the footnotes thereto any current liabilities in excess of five percent of total current liabilities. Refer to Rule 5-02.20 of Regulation S-X for additional guidance.

Notes to Financial Statements, page F-12

70.   We note throughout your filing (e.g., pages 13, 39, F-2) that you refer to the historical combined financial statements of SemGroup Energy Partners, L.P. Predecessor. Please clarify what historical financial statements are being combined to prepare the financial statements for SemGroup Energy Partners, L.P. Predecessor.

71.   It appears that you did not record any asset retirement obligations. Please tell us how you considered the guidance in SFAS 143 in determining that no asset retirement obligations were required.

Note 3. Summary of Significant Accounting Policies, page F-13

72.   We note on page F-15 that storage revenues are based on actual volumes and rates. Please expand your revenue recognition policy footnote to describe when you recognize storage revenues.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Milne at (202) 551-3688 or Shannon Buskirk at (202) 551-3717 if you have questions regarding the accounting comments. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Buskirk
        R. Milne
        A.N. Parker
        C. Moncada-Terry